The information in this prospectus supplement is not complete and may be changed. This prospectus supplement is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

               Subject to Completion, Issued January 25, 2001

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED NOVEMBER 1, 2000)


                               $3,000,000,000

                              PHH CORPORATION

                             Medium-Term Notes
             Due Nine Months to 40 Years from the Date of Issue

               Prospectus Supplement, Dated January 25, 2001
            (To Prospectus Supplement, Dated December 20, 2000,
                  To Prospectus, Dated November 3, 2000).


                            DESCRIPTION OF NOTES

            The covenant and additional terms set forth in this Prospectus Supplement supplement and modify, to the extent applicable, the description of general terms and provisions of PHH Corporation's Medium Term Notes, set forth in the prospectus and prospectus supplement dated November 3, 2000 and December 20, 2000 respectively, and will apply only to any issue of notes that specifically incorporates these provisions.

 SIGNIFICANT ASSET SALE TRIGGERING EVENT

      If a Significant Asset Sale Triggering Event shall occur, each holder of notes shall have the right, at the holder's option, to require PHH Corporation to purchase all or any part of the holder's notes on the Purchase Date at a purchase price of 100% of the principal amount of the notes plus any interest accrued and unpaid on the notes through the Purchase Date.

      "Significant Asset Sale Triggering Event" means the occurrence of both a Significant Asset Sale and a Rating Decline.

      "Enumerated Business Segments" means the fleet, relocation or mortgage business segments as described in our most recent Annual Report on Form 10-K, dated March 10, 2000.

      "Purchase Date" means the date that is 60 business days after the occurrence of a Significant Asset Sale Triggering Event.

      "Rating Agencies" means Standard & Poor's Rating Services and Moody's Investors Services, Inc., or, if either Standard & Poor's or Moody's are not publicly rating the notes, then another nationally recognized securities rating agency shall be selected by PHH Corporation and substituted for whichever agency is not publicly rating the notes.

      "Rating Decline" means a decrease in the rating of the notes by either of the Rating Agencies by one or more gradations (including gradations within rating categories as well as between rating categories); provided that such reduction or decrease must occur upon or within 30 days after the occurrence of a Significant Asset Sale, provided however, that such 30-day period shall be extended as long as the rating of the notes is under publicly announced consideration for possible downgrading by either of the Rating Agencies, provided further, that a Rating Decline shall not have occurred if, after a decrease in rating, the notes are rated at least Baa1 by Moody's and A- by Standard & Poor's.

      "Significant Asset Sale" means (1) any sale by PHH Corporation or its subsidiaries of assets with a fair market value greater than $500 million, or (2) the sale of 33 1/3% or more of the assets or capital stock, as the case may be, of any one of the Enumerated Business Segments, provided however, that a Significant Asset Sale shall not include transactions in the ordinary course of business of PHH Corporation or its subsidiaries, including, but not limited to, asset securitization and similar transactions or the Avis-Rent-A-Car transaction described in PHH Corporation's Report on Form 8-K, dated November 20, 2000.


INTEREST RATE ADJUSTMENT

      PHH Corporation's current senior unsecured long-term debt rating by Moody's Investors Service, Inc. is Baa1 and its current rating by Standard & Poor's Rating Service is A- .

      The interest rate on the notes will be subject to adjustment until maturity. In the event of a downgrade in the rating to or below Baa2 by Moody's or to or below BBB by Standard & Poor's, the interest rate on the notes will be adjusted in accordance with the table below.

      If either Moody's or Standard & Poor's changes PHH Corporation's rating subsequent to an adjustment in the interest rate as a result of a previous rating change, the interest rate on the notes will be re-adjusted up or down in accordance with the table, except that no adjustment will cause the interest rate to be lower than the initial interest rate.

      The notes will bear interest at their initial rate from the closing date until the last interest payment date of the notes occurring prior to a downgrade requiring an adjustment. Beginning with the first day of the first interest period for the notes during which a rating change requires an adjustment in the interest rate, the notes will bear interest at the adjusted rate. Subsequent interest rate adjustments up or down will also become effective on the first day of the interest period in which the rating change occurs requiring such adjustment.

      The adjusted interest rate per annum for the notes will be the initial interest rate thereon increased by the sum of the Moody's and Standard & Poor's adjustment amount set forth below.


                  MOODY'S ADJUSTMENT AMOUNT                  S&P ADJUSTMENT
  MOODY'S RATING                              S&P RATING         AMOUNT
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       Baa1              0.000%               A- to BBB+         0.000%
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       Baa2              0.50%                   BBB             0.50%
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       Baa3              1.00%                   BBB-            1.00%
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   Ba1 or lower          1.50%               BB+ or lower        1.50%
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